Exhibit 4.5

AMENDED AND RESTATED STOCKHOLDERS’ AGREEMENT

THIS AMENDED AND RESTATED STOCKHOLDERS’ AGREEMENT (this “Agreement”), dated as of this 13th day of April, 2010, by and among Cancer Genetics, Inc., a Delaware corporation (“Company”), the individuals or entities listed on Schedule I hereto (the “Common Stockholder”), the individuals or entities listed on Schedule II hereto (the “Series A Preferred Stockholders”), and the individuals or entities listed on Schedule III hereto (the “Series B Preferred Stockholders”). The Company, the Common Stockholder, the Series A Preferred Stockholders and the Series B Preferred Stockholders are sometimes referred to herein individually, as a “Party” and collectively, as the “Parties.”

WITNESSETH:

WHEREAS, the Company and certain individuals and/or entities have entered into Series B Convertible Preferred Stock Purchase Agreements pursuant to which the Company has agreed to issue to such purchasers, and such purchasers have agreed to purchase from the Company, shares of Series B Preferred Stock of the Company (the “Series B Preferred Stock”);

WHEREAS, the Company and certain holders of Common Stock and Series A Preferred Stock are parties to a certain stockholders’ agreement, dated September 11, 2007 (the “Stockholders’ Agreement”);

WHEREAS, the Company and the holders of at least a majority of the issued and outstanding shares of Common Stock and Series A Preferred Stock desire to amend and restate the Stockholders’ Agreement; and

WHEREAS, in consideration of the Series B Preferred Stockholders entering into the Series B Convertible Preferred Stock Purchase Agreement, of even date herewith (the “Purchase Agreement”), the Company has agreed to provide the Series B Preferred Stockholders the rights set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and covenants hereafter contained, the Parties, intending to be legally bound, hereby agree as follows:

1. Certain Defined Terms. As used in this Agreement, the following terms shall have the following respective meanings:

(a) “Affiliate” shall mean (i) as such term is defined in Rule 405 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), (ii) a partner of a Stockholder, or (iii) any spouse, child, grandchild, parent, grandparent or sibling of a Stockholder or a trust or other entity for their benefit.

(b) “Business Day” shall mean any day that is not a Saturday, a Sunday or a day on which banks are required or permitted to be closed in the State of New York.

(c) “Founder” shall mean the following Stockholder(s): Louis Maione and Raju Chaganti; and their successors and permitted transferees and assigns.

(d) “Fully Diluted Basis” shall mean the total number of shares of Common Stock, which are issued and outstanding, plus the total number of shares of Common Stock which would be issued and outstanding assuming the exercise of all outstanding options, warrants or rights to purchase Common Stock and the conversion of all outstanding securities, including any shares of preferred stock (including the Series A Preferred Stock and Series B Preferred Stock) which the Company may issue from time to time.

(e) “Holder” shall mean any Founder and his or its permitted successors and assigns.

(f) “Shares” shall mean and include all shares of the capital stock and other securities (including, without limitation, options, warrants and other rights to acquire capital stock) of the Company now owned by any Holder, together with any other shares of the capital stock of the Company hereafter acquired by any

Holder (whether by purchase, exercise of options or warrants, or otherwise) and any other shares or securities thereafter issued in respect of such shares in any reorganization, recapitalization, reclassification, readjustment or other change in a capital structure of the Company.

(g) “Stockholder(s)” shall include, in addition to the persons and entities contemplated by the preamble to this Agreement, any parties who, subsequent to the date of this Agreement, acquire shares of common stock or preferred stock of the Company (including any shares of Series A Preferred Stock or Series B Preferred Stock), whether pursuant to a sale or other transfer of shares of the Company by a Stockholder to a third party in a transaction permitted under this Agreement, or a sale by the Company of common stock or preferred stock (including any shares of Series A Preferred Stock or Series B Preferred Stock), so long as the recipient agrees to be bound by the terms and benefits contained in this Agreement.

2. Prohibited Transfers. No Holder shall sell, assign, transfer, pledge, hypothecate, mortgage, encumber or dispose of all, or any portion, of the Shares without first complying with the terms of this Agreement. Notwithstanding the foregoing, a Holder may transfer all, or any, of the Shares in each of the following cases: (a) as part of a registered public offering of the Company’s securities, (b) either during a Stockholder’s lifetime or on death by will or intestacy to a custodian or trustee for the account of a Holder or to a Holder’s siblings, ancestors, descendants or spouse or (c) to an entity in which a Holder is a beneficial owner (each a “Permitted Transferee”); provided, however, that, in the case of a Permitted Transfer pursuant to clause (b) or (c) of this Section, a transferee shall receive and hold such Shares subject to the provisions of this Agreement and there shall be no further transfer of such Shares except in accordance herewith.

3. Right of First Refusal.

(a) In the event that any Holder (a “Selling Holder”) desires to sell or otherwise transfer Shares in a transaction which is not a Permitted Transfer, the Selling Holder shall deliver to the Company, a written notice of the intention to sell and the terms and conditions of the proposed sale, including the purchase price and the identity of the proposed purchaser (hereinafter referred to as a “Notice of Intention to Sell”), together with a written offer (hereinafter referred to as the “First Inside Offer”) irrevocable for fifteen (15) days from its receipt, to sell to the Company for a price determined in accordance with Section 3(d) all (but not less than all) of the Shares covered by the Notice of Intention to Sell, on the same terms and conditions as are contained in the Notice of Intention to Sell. If the Company accepts the First Inside Offer (which it may do as to all or part of the Shares offered, subject to the remaining Stockholders agreeing to purchase the rest of such Shares offered in accordance with Section 3(b)), the Company shall purchase and pay for such Shares in accordance with the terms of the First Inside Offer and Sections 4 and 5 hereof.

(b) If the Company does not accept the First Inside Offer, or accepts the First Inside Offer in part, the Selling Holder shall thereupon deliver to each of the other Stockholders a written offer irrevocable for fifteen (15) days to sell to such Stockholders for a price determined in accordance with Section 3(d) all (but not less than all) of the Shares which the Company has not elected to purchase in the First Inside Offer (hereinafter referred to as the “Second Inside Offer”), on the same terms and conditions as the First Inside Offer. The Second Inside Notice shall also notify such Stockholders that they may be eligible Co-Sellers pursuant to Section 6. The Stockholders shall have the right to accept the Second Inside Offer on at least a pro rata basis in accordance with the number of shares of Common Stock owned, or obtainable by each of them in relation to the number of shares of Common Stock owned, or obtainable by Stockholders other than the Selling Holder, calculated on a Fully Diluted Basis. Each exercising Stockholder shall give written notice to the Selling Holder and to the Company stating the quantity of Shares which such Stockholder desires to purchase (which quantity may exceed the number of Shares such Stockholder would be entitled to purchase on a pro-rata basis as provided above in this Section 3 if all Stockholders exercised this right). If the total number of Shares specified in such Stockholders’ notices exceed the number of Shares offered in the Second Inside Offer, each exercising Stockholder shall have the right to purchase such portion of the Shares offered in the Second Inside Offer on a pro-rata basis with all other exercising Stockholders determined as provided above in this Section 3, up to the number of Shares specified in its notice. The Shares not so purchased shall be allocated on a pro-rata basis determined as provided above in this paragraph among the exercising Stockholders electing to purchase more than their pro-rata portions up to the number of Shares specified in each exercising Stockholders’ notice to the Selling Holder.

(c) If all of the Shares offered by the Selling Holder are not purchased pursuant to the First and the Second Inside Offer, or payment therefor is not made in accordance with Sections 4 and 5 hereof, the Selling Holder may sell the Shares to the bona fide third party purchaser identified in the Notice of Intention to Sell (the “Third Party Purchaser”) (subject to the Selling Holder first complying with the provisions of Section 6) on the same terms and conditions set forth in the Notice of Intention to Sell, during the sixty (60) day period immediately following expiration of the Second Inside Offer or the time for payment for the Shares, as the case may be. All Shares transferred pursuant to this Agreement shall remain subject to the terms of this Agreement. Any Shares not purchased pursuant to the First Inside Offer or the Second Inside Offer or by the Third Party Purchaser within the time periods specified herein may not be sold or otherwise disposed of without again offering them to the Company and the Stockholders in accordance with this Agreement.

(d) The purchase price to the Company or the Stockholders for Shares offered pursuant to the First Inside Offer and the Second Inside Offer shall be an amount equal to one hundred percent (100%) of the cash purchase price and one hundred percent (100%) of the fair market value of any non-cash consideration set forth in the Notice of Intention to Sell.

4. Terms of Payment. If the Company or any Stockholder has the right to purchase Shares pursuant to the terms of this Agreement, the Company, or the Stockholder(s) will purchase such Shares on substantially the same terms and with the same method of payment as is specified in the Notice of Intention to Sell; provided, however, that if the method of payment set forth in the Notice of Intention to Sell consists of property other than cash, then the Company or the Stockholder(s), as the case may be, shall be entitled to pay the purchase price in a sum of cash equivalent to the fair market value of such other property, as reasonably determined by the board of directors of the Company (“Board of Directors”).

5. Closing on Stock Sales; Tenders. The acceptance of any offer under Section 3 shall be by notice to the Selling Holder, the Company and the Stockholders, as the case may be, shall specify a date of closing, which date shall not be later than twenty-five (25) days after the receipt by the Selling Holder, the Company and the Stockholders, as the case may be, of such notice. At the closing of the purchase, the Company and the purchasing Stockholders, as the case may be, shall make payment as described in Section 4. Certificates for the Shares to be purchased, duly endorsed or accompanied by duly executed stock powers, shall be delivered at such closing by the Selling Holder. The Company or the purchasing Stockholders, as the case may be, may reasonably request waivers of any tax liens or other liens or encumbrances, evidence of good title to the Shares to be sold, or evidence of the authority of any legal representatives, before tendering payment for the Shares to be purchased.

6. Right of Co-Sale. In the event that the First Inside Offer and the Second Inside Offer are not accepted, in the aggregate, as to all of the Shares offered therein and such Selling Holder desires to sell all or any part of the Shares to the Third Party Purchaser, each other holder of Series A Preferred Stock and Series B Preferred Stock regardless of whether such Co-Seller exercised its Right of First Refusal pursuant to Section 3, such Selling Holder shall have the right to sell to the Third Party Purchaser, as a condition to such sale by such Selling Holder, at the same price per share and on the same terms and conditions as involved in such proposed sale to the Third Party Purchaser by such Selling Holder, an amount of Shares equal to the amount of Shares to be sold by such Selling Holder to the Third Party Purchaser, multiplied by a fraction, the numerator of which shall be the number of Shares owned on a Fully Diluted Basis by such Co-Seller, and the denominator of which shall be the number of Shares owned on a Fully Diluted Basis by such Selling Holder and all Co-Sellers (including such Co-Sellers). The right of co-sale of the Co-Sellers shall be on the following terms and conditions:

(a) Option to Participate. Any Co-Seller receiving the Notice of Intention to Sell pursuant to Section 3 (a) may elect to participate in the contemplated sale by delivering a written notice (an “Election Notice”) to the Selling Holder within twenty-five (25) days after receipt of such Notice of Intention to Sell, and each such Co-Seller may elect to sell in the contemplated transaction up to that number of Shares owned by him as is set forth in this Section 6 above. Any Stockholder who fails to timely deliver an Election Notice to the Selling Holder shall be deemed to have waived any right to participate in the sale. To the extent that one or more Co-Sellers exercise such right of participation, in accordance with the terms and conditions hereof, the number of Shares which the Selling Holder may sell shall be correspondingly reduced. Promptly following expiration of the offering period for the First Inside Offer and the Second Inside Offer, the Selling Holder will notify the Co-Seller whether the Shares offered by the Selling Holder will be purchased in such Offers and if not, shall confirm, if applicable, the final terms of the sale to the Third Party Purchaser. Nothing in this Section 6 shall prevent a Holder from accepting a Second Inside Offer as a Stockholder and electing to be a Co-Seller pursuant to this Section 6 in the event that all of the Selling Holder’s Shares are not purchased by the Company and the other Stockholders pursuant to Section 3.

(b) Transfer of Shares. Each participating Co-Seller shall deliver to the Selling Holder for transfer to the Third Party Purchaser one or more certificates, duly endorsed or accompanied by duly executed stock powers, which represent the number of Shares the Co-Seller is able to sell pursuant to this Section 6. The stock certificates which each Co-Seller delivers to the Selling Holder shall be transferred by the Selling Holder to the Third Party Purchaser in consummation of the sale of the Shares pursuant to the terms and conditions specified in the Election Notice, and the Selling Holder shall promptly thereafter remit to each participating Co-Seller that portion of the sale proceeds to which such Co-Seller is entitled by reason of its participation in such sale.

(c) Transfer Restrictions Binding on Third Party Purchasers. If any Shares are sold pursuant to this Section 6 to any Third Party Purchaser who is not a party to this Agreement, such purchaser shall execute a counterpart of this Agreement as a precondition to the purchase of such Shares and such Shares shall continue to be subject to the voting provisions set forth in Section 7 hereof.

(d) Representations and Warranties. In connection with a transfer pursuant to this Section 6, each Co-Seller shall be required to make representations and warranties in such form as the Selling Holder or Third Party Purchaser may reasonably request, regarding the Shares that it proposes to transfer, including, but not limited to, such Co-Seller’s ownership of and authority to transfer such Shares, the absence of any liens or other encumbrances on such stock, and the compliance of such transfer with the Federal and state securities laws and all other applicable laws and regulations.

(e) Expenses. Each Co-Seller participating in a sale pursuant to this Section 6 shall pay its pro-rata share (based on the total number of shares to be sold) of the expenses incurred in connection with such sale and shall be obligated to join on a pro-rata basis (based on the total number of shares to be sold) in any indemnification or other obligations that the Selling Holder originating the sale agrees to provide in connection with such sale, provided, however, that no Co-Seller shall be obligated in connection with such sale to agree to indemnify or hold harmless the Co-Sellers with respect to an amount in excess of the net proceeds paid to such holder in connection with such sale.

(f) No Waiver of Subsequent Rights. The exercise or non-exercise of the rights of the Co- Sellers hereunder to participate in one or more sales of Shares made by a Selling Holder shall not affect their rights to participate in subsequent sales by a Selling Holder that meet the conditions specified in this Section 6.

(g) Consummation of Sale; Withdrawal of Election. At all times prior to consummation of a sale or entry by a Co-Seller into a binding agreement with a Third Party Purchaser with respect to a sale, such Co- Seller shall be free to withdraw its Election Notice to participate in a sale of Shares by a Selling Holder. The Selling Holder shall have no liability to any other Stockholder if any sale proposed to be made pursuant to this Section 6 is not consummated.

7. Board of Directors.

(a) The board of directors of the Company (the “Board of Directors”) shall consist of seven (7) members. Of the seven (7) directors, (i) four (4) directors (one of whom will be the chief executive officer of the Company) would be nominated and elected by the holder(s) of a majority of the issued and outstanding shares of Common Stock, and (ii) three (3) directors would be nominated and elected by the holder(s) of a majority of the issued and outstanding shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock, voting together as a single class.

(b) The Company shall reimburse each of the non-employee directors for all reasonable out- of-pocket expenses incurred in attending meetings of the Board of Directors, meetings of committees of the Board of Directors and performing Company-approved business. In addition, the Board of Directors shall have the authority to provide reasonable compensation in the form of salary and/or options to acquire stock of the Company to directors and consultants for board meeting attendance and board of director and committee activities.

(c) The Board of Directors may create such committees as it deems necessary or desirable to conduct such business as may properly come before the Board of Directors.

8. No Transfer to Competitors. No Holder may sell, assign, transfer, pledge or hypothecate any Shares to any of the Company’s competitors as reasonably determined by the Company’s Board of Directors.

9. Term. The provisions of this Agreement shall terminate upon the closing of the Initial Public Offering (as hereinafter defined). For purposes of this Agreement, “Initial Public Offering” means the closing of an underwritten public offering pursuant to an effective registration statement in connection with an initial public offering with gross proceeds of $25,000,000 or more, or consummation of a reverse merger of the Company with a public company that files reports with the SEC under the Securities Exchange Act of 1934.

10. Drag-Along Rights.

(a) If at any time the Company or the holders of the capital stock of the Company receive a bona fide offer (a “Drag-Along Offer”) by a third party (a “Third Party”) to acquire for value all of the then outstanding shares of the Company or all, or substantially all, of the assets or businesses of the Company (no matter how the transaction may be structured) in which the holders of the Series A Preferred Stock and Series B Preferred Stock would receive in consideration for such transaction an amount not less than four (4) times the purchase price for the Series A Preferred Stock and Series B Preferred Stock (as the case may be), the holders of the Common Stock may require each other Stockholder (including the holders of the Series A Preferred Stock and Series B Preferred Stock) to sell to such Third Party all of the shares of stock of the Company then held by such Stockholders or vote their shares of stock in favor of the transaction if other than a sale of stock as provided below. If the holders of the Common Stock elect to exercise their right to compel a sale of the Company pursuant to this Section 10, the holders of the Common Stock will cause a written notice of the Drag-Along Offer (the “Drag-Along Notice”) to be delivered to each of the other Stockholders, setting forth the aggregate consideration, the identify of the Third Party and the other principal terms and conditions thereof.

(b) The Company or the holders of the Common Stock (as the case may be) will have one hundred twenty (120) days from the date the Drag-Along Notice is provided to the other Stockholders to consummate the sale to the Third Party, at the price and on the terms substantially similar to those set forth in such Drag-Along Notice, of all of the shares subject to the Drag-Along Offer pursuant to Section 10(a). If the sale to the Third Party is not completed during such one hundred twenty (120) day period, then the other Stockholders will be released from their obligations with respect to such Drag-Along Notice (but not future Drag-Along transactions).

(c) Each Stockholder agrees to cast all votes to which such Stockholder is entitled in respect of its shares, whether at any annual or special meeting, by written consent or otherwise, in the same proportion as shares are voted by the Company to approve any transaction or series of transactions in connection with which the holders of the Common Stock exercise their rights in this Section 10 (including without limitation any recapitalization, merger, consolidations, reorganization or sale of all or substantially all of the assets of the Company).

11. Specific Enforcement. The Parties expressly agree that they will be irreparably damaged if this Agreement is not specifically enforced. Upon a breach or threatened breach of the terms, covenants or conditions of this Agreement by any Party, the Company and the Stockholders shall, to the extent not prohibited by law, in addition to all other remedies, each be entitled to seek a temporary or permanent injunction, without showing any actual damage, and/or a decree for specific performance, in accordance with the provisions hereof.

12. Legend. Each new certificate evidencing any of the Shares shall bear a legend substantially as follows:

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND MAY NOT BE SOLD, EXCHANGED, TRANSFERRED, PLEDGED, HYPOTHECATED

OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH AND SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN STOCKHOLDERS’ AGREEMENT, DATED September 11, 2007, AS THE SAME MAY BE AMENDED, MODIFIED, SUPPLEMENTED OR RESTATED FROM TIME TO TIME, A COPY OF WHICH THE COMPANY WILL FURNISH TO THE HOLDER OF THIS CERTIFICATE UPON REQUEST AND WITHOUT CHARGE.”

13. Notices. All notices, requests, consents and other communications hereunder shall be in writing and shall be personally delivered or delivered by overnight courier or mailed by first-class registered or certified mail, postage prepaid, return receipt requested, or by facsimile transmission. Every notice hereunder shall be deemed to have been duly given or served on the date on which personally delivered, with receipt acknowledged, upon transmission by facsimile and confirmed by facsimile receipt.

(a)	If to a Stockholder, at its address on file with the secretary of the Company.

(b)	If to the Company at:

Cancer Genetics, Inc. 201 Route 17 North, 2nd Floor Rutherford, New Jersey 07070 Attention: President

with a copy to:

Lavelle and Finn, LLP 29 British American Boulevard Latham, New York 12110 Attention: Keith M. Goldstein, Esq.

14. Amendments. Neither this Agreement, nor any provision hereof, may be waived, modified, amended or terminated except as approved in writing by the (a) Company, (b) holders of a majority of the outstanding shares of Common Stock (including the holders of Series A Preferred Stock and Series B Preferred Stock) on an as converted basis, to the extent that any shares of Series A Preferred Stock and Series B Preferred Stock are then outstanding), and (c) Stockholders holding more than a majority of the outstanding of the originally issued Series A Preferred Stock and Series B Preferred Stock (a “Majority”), to the extent that any shares of Series A Preferred Stock and Series B Preferred Stock are then outstanding; provided, however, that any provision herein waived, modified, amended or terminated with the approval of the Company, the Stockholders and a Majority shall bind all other Stockholders who do not consent or otherwise expressly approve such waiver, modification, amendment or termination.

15. Governing Law; Successors and Assigns. This Agreement shall be governed by the laws of the State of Delaware without regard to conflict of laws principles thereof and shall be binding upon the heirs, personal representatives, executors, administrators, successors and assigns of the Parties.

16. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

17. Assignment. The rights granted to the Stockholders under this Agreement may be transferred by a Stockholder to a transferee of the Shares.

18. Entire Agreement. This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings between the Parties with respect to such subject matter.

19. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

20. After-Acquired Shares. All of the provisions of this Agreement shall apply to all of the shares of capital stock of Company now owned or which may be issued to or acquired by a Stockholder in consequence of any additional issuance (including, without limitation, by exercise of an option or any warrant), purchase, exchange, conversion or reclassification of stock, corporate reorganization, or any other form of recapitalization, consolidation, merger, stock split or stock dividend, or which are acquired by a Stockholder in any other manner.

[Signature Page to Follow]

IN WITNESS WHEREOF, each Party has executed, or caused to be executed by a duly authorized individual, this Agreement as of the date first set forth above.

COMPANY

CANCER GENETICS, INC.

By:
Name:
Title:

FOUNDERS

Raju Chaganti

Louis Maione

COMMON STOCKHOLDER

If an individual:

[Signature]

[Print name]

If an entity, insert name of entity:

By:
Name:
Title:

SERIES A PREFERRED STOCKHOLDER

If an individual:

[Signature]

[Print name]
If an entity, insert name of entity:

By:
Name:
Title:

SERIES B PREFERRED STOCKHOLDER

If an individual:

[Signature]

[Print name]

If an entity, insert name of entity:

By:
Name:
Title:

SCHEDULE I

Schedule of Common Stockholders

If an individual is the Common Stockholder, insert name:

If an individual is the Common Stockholder, insert address:

If an entity is the Common Stockholder, insert name:

If an entity is the Common Stockholder, insert address:

SCHEDULE II

Schedule of Series A Preferred Stockholders

If an individual is the Series A Preferred
Stockholder, insert name:

If an individual is the Series A Preferred
Stockholder, insert address:

If an entity is the Series A Preferred
Stockholder, insert name:

If an entity is the Series A Preferred
Stockholder, insert address:

SCHEDULE III

Schedule of Series B Preferred Stockholders

If an individual is the Series B Preferred
Stockholder, insert name:

If an individual is the Series B Preferred
Stockholder, insert address:

If an entity is the Series B Preferred
Stockholder, insert name:

If an entity is the Series B Preferred
Stockholder, insert address: